UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Commission File Number: 000-52145

DIGATRADE FINANCIAL CORP

FNA - BIT-X FINANCIAL CORP
(Translation of registrant's name into English)

838 West Hastings Street, Suite 300
Vancouver, BC V6C-0A6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

Exhibits

PRESS RELEASE:

DIGATRADE PROVIDES SHAREHOLDER UPDATE

Vancouver, British Columbia – April 20, 2016 – DIGATRADE FINANCIAL CORP (FNA - BITX FINANCIAL CORP (OTCQB: BITXF)) and its 100% owned and operated digital asset exchange DIGATRADE (digatrade.com) today announced that new customer registrations are meeting expectations and digital asset transaction volumes are up on a monthly basis. Digatrade is in the process of implementing a new payments technology layer that will reduce costs and settlement latency; further information will be provided including the implementation date in the coming weeks. In addition, the Company is pleased to report that the development and listing of the “world’s only natural fancy colored diamond backed digital asset powered by blockchain” called Caratscoin “CTC” will be listed on the platform.

The Company annual audited financial statements for period ended Dec 31, 2015 is in process and will meet filing deadlines on both Sedar in Canada and Edgar under Form 20-F in the United States. Subsequent AGM notification with meeting dates will also be in circulation in Q2.

As previous announced Bit-X Financial Corp has changed its name to Digatrade Financial Corp and subsequent Finra corporate action submission will be completed forthwith. Subject to regulatory approval the Company name, cusip number and trading symbol will change with full disclosure and effective dates to be provided when compliance has been finalized.

Forward-Looking Information

This press release contains certain “forward-looking information”. All statements, other than statements of historical fact, that address activities, events or development that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the company disclaims any intent or obligation to update any forward-looking information whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

CORPORATE CONTACT INFORMATION:

Digatrade Financial Corp

FNA Bit-X Financial Corp

838 West Hastings Street, Suite 300

Vancouver, BC V6C-0A6

Canada

Tel: +1(604) 200-0071

Fax: +1(604) 200-0072

www.bitxfin.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digatrade Financial Corp FNA Bit-X Financial Corp
(Registrant)

Date: April 20, 2016	By:	/s/ Brad J. Moynes
Brad J. Moynes

	Title:	CEO